

April 22, 2010

Mr. Jeffrey M. Gutman
Chief Financial Officer
Oxford Resource Partners, LP
544 Chesnut Street, PO Box 427
Coshocton, OH 43812

> **Re: Oxford Resource Partners, LP**
> **Registration Statement on Form S-1**
> **File No. 333-165662**
> **Filed March 24, 2010**

Dear Mr. Gutman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Filed March 24, 2010

General

1. Please monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

2. Please provide updated consents with your next amendment.

3. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has

changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

4.   For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

5.   With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. For example, you have not filed any material contracts, the legality opinion, the tax opinion, the partnership agreement, etc. Once you file all the omitted items and the underwriting agreement, we may have additional comments. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

6.   With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, including with regard to the adoption of any related party procedures or policies, and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

7.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

8.   You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

9.   In connection with the minimum quarterly distribution disclosure, we refer you to the Commission's policy on projections in Item 10(b) of Regulation S-K.

10.   At an appropriate place earlier in the filing, identify the directors who also are principals of AIM. We note your disclosure throughout the filing that "[c]ertain directors of our general partner are principals of AIM and have ownership interests in AIM," but the identity of these directors is only revealed in a footnote to the Beneficial Ownership table on page 142.

11.   We note that the general partner has the right in certain circumstances to call and purchase

all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

12.   Provide independent third party supplemental support for your assertions regarding various aspects of your business, such as its comparatively lower production costs and your status as the largest producer of surface mined coal in Ohio.

13.   Given the attendant limitations and qualifications, advise us whether you consider it more appropriate to refer to "minimum" quarterly distributions by use of another term that would make clear that in reality there is no such "minimum."

14.   We refer you generally to Industry Guide 5 and Securities Act Release 33-6900. Please review all applicable requirements and provide appropriately revised disclosure. For example, note that Release 33-6900 indicates that "meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure" as required by Commission rules. In that regard, you repeat much of your disclosure three times or more, and you provide an excessively detailed Risk Factors section. The risk factors should be brief and to the point. Also, you should list each risk factor in the table of contents, and the summary should include a summary of all material risk factors.

15.   We also refer you to the precise requirements of Items 3, 5, 19, and 20 of Guide 5. See Release 33-6900 at Section 2.A.

16.   Please provide us with all promotional and sales materials prior to their use. See Guide 5, Section 19.D. We will need sufficient time to review and comment upon all such materials.

Prospectus Cover Page

17.   Include a new bulleted risk factor here and elsewhere in your document which states explicitly that you had a shortfall over the past four quarters that would have prevented you from paying the "minimum" quarterly distribution on all units as a whole, including subordinated units. Specify how many of those previous four quarters would have experienced such a deficiency. We note the related disclosure at pages 47 and 49, in which you characterize the deficiency as your ability to pay a certain specified percentage. Recast that discussion accordingly, and provide sufficient detail in the corresponding risk factor to make clear the extent of the deficiency in each quarter. We may have additional comments once you provide the particulars.

Management and Ownership, page 9

18.   Because the fact that you have no employees might be forgotten by the time the reader sees your discussion of "Our senior management team and key operational employees" at page 103, ensure that all such disclosure is complete and balanced.

The Offering, page 11

19.   We note that you will be conducting a directed unit program. Please include basic details
        regarding the program, including the number of units to be issued.

Risk Factors, page 19

20.   As practicable, shorten your 23-page Risk Factors section. All factors should be no longer
        than one or two short paragraphs. Identify the risk, cross-reference additional detail
        elsewhere if appropriate, and eliminate all excess detail. Also eliminate disclosure which
        mitigates the risk, including a number of clauses that begin "although" or "while." Instead,
        state the risk directly.

21.   We note the reference to "growth" at page 21 and to your intention to "grow" elsewhere.
        Balance all such references with your inability to retain available cash for that purpose and
        the depleting nature of your assets.

22.   Clarify at page 37 that reimbursements will reduce available cash, as you indicate at the
        corresponding caption on page 36.

"Our coal mining operations are subject to operating risks…",page 23

23.   We note elsewhere in your document that 97.2% of your estimated 2010 coal sales are
        expected to be sold under your long-term coal sales contracts. Please consider expanding
        your risk factor disclosures to address non-performance risks (if any) associated with these
        long-term contracts in the event of operational disruptions and other reasonably possible
        events that may cause you to have difficulties fulfilling your commitments. Include a
        discussion of various options the company may have at its disposal to fulfill the contracts
        and the risks those options may pose to your financial condition and results of operations.

Use of Proceeds, page 43

24.   Please include a use of proceeds table that sets forth the amount of proceeds to be received
        in this offering, and the amount and purposes for which the proceeds will be used in both
        dollar amounts and percentages. Once the amounts are disclosed, we may have additional
        comments.

25.   We note that you will distribute a certain amount of the proceeds to "certain participants" in
        your LTIP. Please disclose the identities and affiliations of the "certain participants" and
        how they will be selected to receive a distribution of the proceeds.

26.   We note your reference to general partnership purposes, as well as the reference to
        replenishing your working capital. Specify the amounts in each case, and explain any
        differences between these two items.

27.	We note your disclosure at page 84 of planned uses for the new credit facility. Given that you anticipate paying off the old credit facility with the use of proceeds from this offering so that you can enter into a new credit facility, include the use of proceeds from the new credit facility in this section as well

Cash Distribution Policy, page 46

28.	If you have the information, also provide a quarter-by-quarter tabular estimate for the first four quarters that you indicate you will be able to pay the estimated "minimum."

29.	Describe in necessary detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.

30.	Revise to clarify whether the requirement described at page 48 that the general partner "must believe that the determination is in our best interest" involves a reasonableness standard of any kind.

31.	Eliminate the suggestion at page 50 that the information you provide "is not fact" and "should not be relied upon…."

32.	If there would have been a shortfall in making distributions to unitholders for any of the most recent four quarters, discuss this in necessary detail.

Cash Available for Distribution, page 51

33.	Please clarify why you chose to present your cash distribution forecast for the twelve month period ended June 30, 2011. In addition, please tell us how you considered presenting a different period (e.g. twelve months ended March 31, 2011 or December 31, 2010) and whether or not presenting a different period would have depicted materially different results.

Significant Forecast Assumptions, page 53

34.	Revise to make clear that you discuss in this section all material assumptions and that any assumptions not discussed were not deemed to be material.

35.	In the first bullet point, you characterize as "slight" what appears to be a greater than 10% increase in coal production from your "other mining complexes" as compared to 2009. Expand the discussion to clarify the reason(s) for this increase and for the characterization of it as slight.

36.	It appears that you leave blank at page 54 information that you would have needed to arrive at your forecasts. Please revise or advise.

General Partner's Right to Reset Incentive Distribution Levels, page 62

37.   Provide a risk factor addressing the fact that the general partner can reset your cash
        distribution policy without a vote of unitholders.

Selected Historical and Pro Forma Consolidated Financial and Operating Data, page 68

38.   Please ensure that the financial statements and other data presented in tabular form are
        presented consistently from left to right in the same chronological order throughout the
        document. In this regard, we note that your Selected Historical and Pro Forma Consolidated
        Financial and Operating Data differ from your financial statements. See SAB Topic 11:E.

39.   Please label all periods presented for Oxford Resource Partners, LP as "Successor".

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 76

40.   We note you have included "Non-GAAP Combined 2007" data and discussion in your
        filing. Please remove this presentation from your document as we believe it is
        inappropriate to merely combine information for the pre and post-transaction periods
        without reflecting all relevant pro forma adjustments required by Article 11 of S-X. For the
        purposes of discussing your results of operations, your analysis should be of the financial
        statements included in the filing, which is consistent with the requirement of Item 303 of
        Regulation S-K. If you determine that a supplemental MD&A discussion based on pro
        forma results would be appropriate and enhances an understanding of trends and changes,
        you may present a supplemental discussion based on pro forma financial information
        prepared in accordance with Article 11 of S-X. Disclosure should be provided to explain
        how the pro forma presentation was derived, why management believes the presentation to
        be useful, and any potential risks associated with using such a presentation.

Liquidity and Capital Resources, page 83

41.   Revise the third paragraph to clarify what is meant by "near term" in this context.

42.   Your liquidity discussion should address any material trends or expected changes in the mix
        or relative cost of capital resources as of the end of the latest fiscal year. Discuss in greater
        detail your major anticipated sources and uses of cash over the coming year.

Credit Facility, page 84

43.   Once known, please summarize the principal terms of the new credit facility, including
        details such as quantification for the "customary covenants" to which you refer, as
        applicable.

Management, page 125

44.   Expand your sketch for Mr. Tywoniuk to describe his business experience from June 2008 through September 2009.

45.   We note that your Conflicts Committee will consist of "one independent director." Discuss any risks which result from having a committee of one person determine conflicts of interest under the circumstances.

Compensation Discussion and Analysis, page 128

46.   We note your statement that "bonuses are not based on prescribed formula or per-determined goals or specified performance targets." However, you refer to annual incentive bonuses on "performance objectives;" "target performance levels;" "target bonuses;" and annual bonus recommendations based on company-wide financial performance which includes Adjusted EBITDA and cash available for distribution. Please revise to disclose all qualitative and quantitative performance targets or goals established for 2009 and 2010. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.

        To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

47.   In addition, please revise to clearly describe how you determined the amount to pay each of your named executive officers and what specific items of corporate performance were taken into account in setting their compensation.

        Revise to clarify how and why the board pays annual incentive bonuses to Messrs. Charles and Thomas Ungurean despite your disclosure that they are not eligible to receive annual incentive bonuses pursuant to the employment agreements. Further, please revise your disclosure to state whether the company anticipates paying annual incentive bonuses to both gentlemen in the future. We may have additional comments after the employment agreements have been filed.

Security Ownership of Certain Beneficial Owners and Management, page 142

48.   In addition to filling in the blanks, please indicate whether this disclosure includes securities as to which a person has the right to acquire beneficial ownership within 60 days, pursuant to Item 403 of Regulation S-K and Rule 13d-3.

Material Federal Income Tax Consequences, page 171

49.   We note the reference to the discussion being based on the opinion. Please state explicitly counsel's basic opinion that you will be classified as a partnership for federal income tax purposes.

50.   Obtain an opinion on all material tax matters. If counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

Underwriting

Lock-Up Agreements, page 192

51.   You indicate on the third paragraph of this Lock-Up Agreement section that the underwriter may in its sole discretion, at any time and without notice, release all of the securities subject to the lock-ups. Disclose whether there are any agreements, understandings, or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. Also revise the related Risk Factors discussion to emphasize the discretionary power to release all such "locked-up" securities.

Directed Units Program, pages 193

52.   You discuss a directed units program and state that it is "for officers, directors, employees and certain other persons associated with us." Revise to clarify who is included in the category "certain other persons associated with us."

Unaudited Pro Forma Consolidated Financial Statements

Note 2 – Pro Forma Consolidated Statement of Operations Adjustments, page F-6

53.   Please provide additional clarity regarding how the adjustment under note (d) was determined.

54.   Please explain how the adjustment reflected in note (f) is directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.

55.   You disclose that note (g) is due to different capitalization thresholds for major repairs to equipment. Please clarify why the two capitalization policies represent a policy election under GAAP and therefore are appropriate for pro forma adjustment.

56.   Please explain how the adjustment reflected in note (l) is expected to have a continuing effect. Please refer to Rule 11-02(b)(6) of Regulation S-X.

57.   We note that the operations of Phoenix Coal Inc. were previously a component of another entity. Please tell us if you have considered the need to provide pro forma adjustments relative to amounts that were previously allocated for corporate overhead. We note you have made an adjustment for Phoenix Coal's income taxes in note (k). Please refer to Instruction 4 of Rule 11-02(b) of Regulation S-X.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Inventory, page F-15

58.   We note your accounting policy that inventory consists of coal quantities that have been completely uncovered. Please explain how these quantities are considered available for sale. Explain why you believe quantities that have not been severed from the earth nor removed from the pit, meet the requirements for inventory classification.

59.   Please tell us how you considered providing an accounting policy disclosure regarding overburden removal costs. Please refer to ASC 930-330-25-1 for guidance.

Property, Plant and Equipment, page F-15

60.   We note your policy disclosure which indicates that once the economic viability of a deposit is established, future expenditures are classified as mine development costs. Please clarify your accounting treatment of drilling and related costs incurred to identify additional mineral resources or to upgrade mineral resources to reserves, at properties where economic viability of other quantities has been established.

Engineering Comments

Oxford Resource Partners, LP, page 2

61.   We note you have combined the proven and probable reserve categories in your filing. Industry Guide 7 permits at reserves to be combined as proven and probable only if proven and probable reserves cannot be readily segregated. If your reserves cannot be segregated, please include a statement to that effect. Otherwise provide separate tabulations for your proven and probable reserve categories.

Mining Operations, page 105

62.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7 or Item 102 (3)(B) of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to

include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

<u>Coal Reserves, page 108</u>

63.   We note your reserves were audited by John T. Boyd Company, an independent mining and geological consulting firm who also prepared reserve estimates for your surface mining operations in the Illinois Basin and your underground coal mine. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of your materials designated as reserves, as required by Section C of SEC's Industry Guide 7. This includes:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacings used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating "reserves."

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews or audits of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of

1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall

Assistant Director

cc: William N. Finnegan IV
        (713) 546-5401